Filed by DoorDash, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Wolt Enterprises Oy

Commission File No.: 001-39759

The following communication was sent by DoorDash CEO, Tony Xu, to DoorDash employees on November 9, 2021 regarding DoorDash’s proposed acquisition of Wolt Enterprises Oy (“Wolt”).

[Confidential: do not forward]

Hi team,

We just announced our deal to acquire Wolt (pronounced “Volt”), a leading local commerce platform that operates across 23 countries. This is a significant partnership and demonstrates our ambition and willingness to invest in order to build a global company. While I recognize that no length of email will answer all of your questions, I wanted to send you a preview of my thoughts below. I will be hosting several forums in the coming weeks for discussion on today’s news.

Why M&A to compete internationally

As you know, DoorDash historically has pursued a largely organic strategy to grow. That said, I’ve always said we’re not religious against M&A, but that we hold ourselves to a high bar given the conviction in our teams and the risk associated with M&A. To clear this bar, partnerships must be management accretive, add to our product and/or geographic coverage, and increase the potential for long term profit pools. Most of the time, our conversations do not clear this bar. Given our strong belief in our existing International team and our long term commitment to becoming a global company, the bar for M&A was very high in this particular case.

In this case, we’ve found a partner who can greatly accelerate our international roadmap and increase our management focus on international growth. This is important because not only are we playing from behind having entered markets later than our peers, but we also have an ambitious set of priority areas at DoorDash: Restaurant Delivery, New Categories, Platform Services (e.g, Drive, Storefront, etc), International, and Ads. By partnering with Wolt, we’ve found a leader and purpose built team who’ll be able to solely focus on International and give us the best chance to succeed on the global stage. By extension, our existing teams can dedicate more of our efforts into our other areas of focus. Staffing single threaded leadership with a dedicated team is how we execute with speed and quality across a growing roadmap.

Why Wolt

Three reasons: team, product, speed.

Our business is an execution business, not a “set it and forget it” business. In these kinds of businesses, the team is most critical. I can say without a doubt that the Wolt team resembles the DoorDash mission and values. Wolt’s mission is to “make cities better places to live”, compared to ours which is to “grow and empower local economies”. While we share virtually the same “why” in terms of our purpose, it’s our incredibly similar “how we operate” that has me most excited. Their high ownership mentality, strong bias for action, maniacal focus on the customer (and not their competitors), intellectual honesty and curiosity, obsession over the details and on the compounding basis points for improvement, and humility are remarkably similar to the ethos we strive for and practice.

Wolt also shares a similar history to DoorDash, having had to survive years of competing with a budget a fraction the size of their peers. Like us, they competed by building a superior product, as evidenced by their impressive retention (even higher than ours) and order frequency. Wolt’s best in class product not only plays in markets with long runways for growth, but they also have built their entire product and company to be “international first”, allowing them to launch markets really quickly. Because Wolt started in a smaller country (Finland), they knew from Day 1 that international expansion would be the only strategy to build a business that matched their ambition. Their localized product, support, tooling for local markets, and even ability to comply with local regulations will give us an amazing foundation both to operate in the 23 countries they run today but also beyond. This is the type of acceleration that we otherwise would not have, had we built organically.

Next steps

The path forward won’t happen overnight. Until we receive regulatory approval and satisfy other closing conditions, which we expect to happen in H1 ‘22, both Wolt and DoorDash will continue to operate as separate companies. After the acquisition closes, Wolt’s Co-founder/CEO, Miki Kuusi will run all of DoorDash International, reporting to me. Miki is the kind of leader who is both a world class operator and humble student who’s as eager to learn from us as he is willing to serve all teams in whatever ways possible to achieve success. He is super excited to meet all of you and has immense respect for what we’ve built, especially by our International teams and the strong foundation laid to compete globally.

But until the partnership closes, we’re in this unique period where we must operate both companies independently, almost pretending as if this news was never announced. For now, I ask you to write down all of your questions. Over the coming weeks, I’ll conduct a series of All Hands and share with you high level plans on how we best set up DoorDash to succeed on an even bigger world stage. To start, our All Hands this week will cover a briefing on Wolt’s business. In the meantime, you can review these brief Frequently Asked Questions (FAQs).

People say that when choosing your next adventure, you ought to feel both excited and terrified to ensure the right risk:reward ratio. I can’t wait to embark on this adventure with you and the entire Wolt team!

Onward and upward,

Tony

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Annual Report on Form 10-K for the year ended December 31, 2020 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

DoorDash will file with the SEC a registration statement on Form S-4, which will include a prospectus of DoorDash. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DOORDASH, WOLT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.